SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADTOMIZE INC.

(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

007387 10 3

(CUSIP Number)

Barry Scott Wattenberg

c/o Adtomize Inc.

8th Floor, 200 South Virginia Street

Reno, NV  89501

Tel:  (561) 866-9668

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007387 10 3

(1)

Names of reporting persons

I.R.S. Identification Nos. of above persons (entities only).

Barry Scott Wattenberg

(2)

Check the appropriate box if a member of a group

(a)

☐

(b)

☐

Not applicable

(3)

SEC use only:

(4)

Source of funds

Personal funds

(5)

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐        Not applicable

(6)

Citizenship or place of organization

United States

Number of

(7)

Sole Voting Power:

1,000,000

Shares

Beneficially

(8)

Shared Voting Power:

Nil

Owned by

Each

(9)

Sole Dispositive Power:

1,000,000

Reporting

Person With

(10)

Shared Dispositive Power:

Nil

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,000,000

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

☐       Not applicable

(13)

Percent of Class Represented by Amount in Row (11):

54.35% (1)

(14)

Type of Reporting Person:

IN

Notes:

(1)

Based on 1,840,000 shares of the Issuer's common stock issued and outstanding as of the date hereof.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act").  Barry Scott Wattenberg is sometimes referred to herein as the "Reporting Person."

ITEM 1.

SECURITY AND ISSUER

This statement relates to the voting common stock, $0.0001 par value, of Adtomize Inc., a Nevada corporation (the "Issuer").  The Issuer maintains its principal executive offices at 8th Floor, 200 South Virginia Street, Reno, Nevada, 89501.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

Name:

This statement is filed by Barry Scott Wattenberg.

(b)

Residence or Business Address:

c/o Adtomize Inc.

8th Floor, 200 South Virginia Street

Reno, Nevada

89501

(c)

Present Principal Occupation or Employment

Businessman.

(d)

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship:

The Reporting Person is a citizen of the United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 1,000,000 shares of the Issuer's common stock for an aggregate price of $20,000 in a private purchase.  The Reporting Person used his personal funds to make this purchase.

ITEM 4.

PURPOSE OF TRANSACTION

The Reporting Person acquired shares of the Issuer as described above in Item 3 as a director of the Issuer and as part of the Reporting Person's overall personal investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 1,000,000 (or 54.35%) of the Issuer's common stock.

(b)

For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,000,000 (or 54.35%) of the Issuer's common stock.

(c)

As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as follows:

20,000 shares were purchased on April 20, 2010 for an aggregate of $1,500 US by way of a private transaction.  The shares were subsequently sold on the OTC BB, as to 3,000 shares on June 2, 2010 for an aggregate of $1,650 US and the balance of 17,000 shares were sold on June 3, 2010 for an aggregate of $9,350 US.

(d)

As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2010

By:     /s/    Barry Scott Wattenberg

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Barry Scott Wattenberg

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Name

Chief Executive Officer and President

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Title